

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Gary Cook
Chief Financial Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

> **Re: TPT GLOBAL TECH, INC.**
> **Post-Qualification Amendment No. 8 to Offering Circular on Form 1-A**
> **Filed March 23, 2023**
> **File No. 024-11260**

Dear Gary Cook:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew A. Littman